SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13G**

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                        Onyx Acceptance Corporation
                             (Name of Issuer)

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                                 682914106
                              (Cusip Number)

                              August 19, 1998
          (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 566,575 shares, which constitutes approximately 9.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 6,159,104 shares outstanding (according to information provided to us by the Issuer).

CUSIP No. 682914106

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 163,855 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 163,855 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     163,855

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9): 2.7%


12.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass

CUSIP No. 682914106

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 201,365 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 201,365 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     201,365

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /


11.  Percent of Class Represented by Amount in Row (9): 3.3%


12.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.

CUSIP No. 682914106

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: USA


               5.   Sole Voting Power: 201,355
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 201,355
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     201,355

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9): 3.3%


12.  Type of Reporting Person: IN

Item 1(a).     Name of Issuer.

     The name of the issuer is Onyx Acceptance Corporation (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 8001 Irvine Center Drive, 5th Floor, Irvine, California 92618.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by The Bass Management Trust, a revocable grantor trust established pursuant to the Texas Trust Act ("BMT"), Sid R. Bass Management Trust, a revocable trust existing under the laws of the state of Texas ("SRBMT"), and Lee M. Bass ("LMB") (collectively, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), and Sid R. Bass ("SRB"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The principal business office for each of (1) BMT, (2) PRB and (3) LMB is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     The principal business office for each of (1) SRBMT and (2) SRB is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed.

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This statement relates to shares of Common Stock, par value $.01 per share (the "Stock"), issued by the Company.

Item 2(e).     CUSIP Number.

     The CUSIP number of the shares of Stock is 682914106.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) / /  Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o);

     (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) / / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

     (f) / /  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) / /  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to section 240.13d-1(c), check this box /X/.

Item 4.   Ownership.

     (a) - (b)

     Reporting Persons

     BMT

     Pursuant to Rule 13d-3(a), BMT is the beneficial owner of 163,855 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of Stock.

     SRBMT

     Pursuant to Rule 13d-3(a), SRBMT is the beneficial owner of 201,365 shares of the Stock, which constitutes approximately 3.3% of the outstanding shares of Stock.

     LMB

     Pursuant to Rule 13d-3(a), LMB is the beneficial owner of 201,355 shares of the Stock, which constitutes approximately 3.3% of the outstanding shares of Stock.

     Controlling Persons

     As the sole trustee and one of two trustors of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 163,855 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of Stock.

     As one of two trustors of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 163,855 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of Stock.

     As a trustee and the sole trustor of SRBMT, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 201,365 shares of the Stock, which constitutes approximately 3.3% of the outstanding shares of Stock.

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     BMT

     Acting through its trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 163,855 shares of the Stock.

     SRBMT

     Acting through one of its trustees and its sole trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 201,365 shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 201,355 shares of the Stock.

     Controlling Persons

     In his capacity as the sole trustee of the BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 163,855 shares of the Stock.

     NLB has no power to vote or to direct the vote and to dispose or to direct the disposition of any shares of the Stock.

     SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 201,365 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     This Schedule 13G Statement is being filed on behalf of the Reporting Person pursuant to Rule 13d-1(c). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:     August 21, 1998


                                /s/ W. R. Cotham
                               W. R. Cotham,
                               Attorney-in-Fact for:

                               THE BASS MANAGEMENT TRUST (1)
                               SID R. BASS MANAGEMENT TRUST (2)
                               LEE M. BASS (3)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

EXHIBIT                        DESCRIPTION

  99.1                   Agreement and Power of Attorney pursuant to Rule 13d-
                   1(k)(1)(iii), filed herewith